Exhibit (a)(10)
Packeteer Employee Question and Answer
May 5, 2008
1)	What happens to pay reviews? Will I receive the scheduled October 1, 2008 merit pay review?
A.	Quota-carrying sales people will be integrated into the Blue Coat pre-existing compensation plans and quota systems. Blue Coat reviews salary increases for non-quota carrying employees annually during April and May. Individuals who will join BCSI after the close will have their salary reviewed for internal parity with the team they are joining at that time. We do not plan an October 2008 merit pay review cycle. If you are a non-quota carrying employee, your salary will be reviewed again during the normal merit review cycle in approximately May 2009 next year.
2)	How will the MBO program and payouts be treated for those who are terminated and for those who stay with Blue Coat?
A.	The bonus will be pro-rated and paid out to eligible employees, whether their employment is terminated or they remain with Blue Coat. Going forward, all regular, full-time non-commission based employees will be eligible for the BCSI PSP (Profit Sharing Plan). The profit sharing bonus is based on the company’s quarterly net profit after tax. All employees will receive a percentage of their quarterly earnings based on the company’s operating projection and the bonus tier appropriate for their position. Unless you are on a transition assignment, your job title, department, manager, stock and PSP bonus tier will be confirmed for you in your welcome letter.
3)	If someone sees an open req on the BC career site that they’re interested in, what is the best way to apply/proceed? Should they wait to apply until after the acquisition close?
A.	As part of the acquisition process, PKTR employees will be considered for opportunities in the newly integrated organization. Blue Coat’s career center on the Blue Coat website is maintained and regularly updated with current opportunities. PKTR employees that are interested in a posted BCSI employment opportunity should notify their HR Business Partner to express their interest as part of the acquisition process. The HR Business Partner will work with the appropriate integration team member regarding your application. Do not apply using the website tool.
4)	What will happen to PKTR Medical benefits?
A.	The Packeteer medical benefit plans will be closed down. The timing of the individual transitions will vary based on regulatory requirements. Those employees that join Blue Coat will be offered our benefit plans. US Packeteer employees that are terminated as a result of the acquisition will be offered COBRA continuation coverage with Blue Coat’s benefit plans. Your current benefit plan will be mapped to a BCSI plan.
5)	What will happen to the ESPP program?
A.	The semi-annual purchase of the Packeteer ESPP shares will occur a couple of days before the close of the transaction. If there are contributions in excess of the anticipated maximum stock purchases permitted by the plan, we will refund the difference. There will be more information on this when the transaction nears closing.
6)	Will all terminating Packeteer employees receive the same severance package, regardless of their length of service?
A.	Blue Coat is offering a generous severance package to assist everyone who will need to make a job transition as a result of termination regardless of tenure with Packeteer. However; due to regional laws and employment contracts, some packages may differ from others.
7)	Can we take a distribution and rollover our 401(k) balance into a rollover IRA upon completion of the acquisition?
A.	Yes, you can rollover the balances into an IRA or BCSI’s 401k plan.
8)	What is Blue Coat’s 401(k) Matching Plan?
A.	BCSI uses Fidelity as its third party administrator. Blue Coat has a 401k plan with a $1 for $1 match up to the first 3% (not to exceed a maximum of $1,500 annually). There is a four-year vesting schedule. For purposes of vesting for the match, Blue Coat will credit your seniority with PKTR. This means that if you have been with PKTR for three years, once you start contributing and the company contributes, you are 75% vested in the Blue Coat matching payment.
9)	How will the accrued vacation time be handled for those who are terminated and for those who stay with Blue Coat?
A.	We will pay out the accrued vacation hours for terminated employees. Employees who stay with Blue Coat will have their vacation balances transferred. No employee will lose any accrued hours. However, Blue Coat’s cap is 160 hours. PKTR employees whose current vacation hours are above Blue Coat’s 160 hours will not accrue more hours until their balance is lowered by taking vacations.
10)	Will outplacement assistance be provided?
A.	Yes, outplacement services will be provided by Right Management Associates. Blue Coat will offer up to 30 days of the services for all employees whose employment is terminated by Blue Coat.
11)	What will happen to the Oracle ERP project?
A.	It is too soon to provide an answer to this question. Both the Blue Coat and Packeteer IT teams are evaluating the project. When we have an update, we will let you know.
12)	Will Packeteer employees stay on the same medical plan or will we be moving to Blue Coat’s at the acquisition close day? What do benefits cost?
A.	All employees that are employed by Blue Coat will be moving to Blue Coat’s benefit plans. Local laws may impact the transition to Blue Coat’s benefits plans for those outside of the U.S. See attached U.S. benefits summary.
13)	What happens to my stock options and RSUs?

A.	Your current options and any RSUs generally will be assumed by Blue Coat, with the conversion ratio established at the closing of the tender offer.
14)	If I decide not to tender, how will the offer affect my shares?
A.	As described in the Offer to Purchase for Cash (“Offer”), which was filed with the SEC on May 1, 2008, if the Offer is completed, Blue Coat is obligated to complete a second step merger as a result of which stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, without interest. PLEASE REFER TO THE OFFER AND RELATED DOCUMENTS FOR FURTHER INFORMATION.
Important Information:
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of Packeteer’s equity securities (“Shares”). Blue Coat Systems, Inc. (“Blue Coat”) has filed an offer to purchase (the “Offer”), a letter of transmittal and related documents with the SEC. Packeteer has also filed a solicitation/recommendation statement with the SEC in connection with the Offer. Stockholders should read these materials carefully because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders may obtain the offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related documents without charge from the SEC’s Website at www.sec.gov or by directing a request to Packeteer, Inc., Attention: Chief Financial Officer, 10201 North De Anza Blvd., Cupertino, California 95014, Telephone No. (408) 873-4400.
Forward Looking Statements:
This document contains certain forward-looking statements about Blue Coat Systems, Inc. and Packeteer, Inc. and the proposed combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat (including but not limited to the risks described in Blue Coat’s Annual Report on Form 10-K for the year ended April 30, 2007 and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008) and Packeteer (including, but not limited to the risks described in Packeteer’s Annual Report on Form 10-K for the year ended December 31, 2007). Further risks and uncertainties to Packeteer associated with the proposed acquisition of the Packeteer by Blue Coat include: the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities; and the outcome of any litigation related to the proposed acquisition. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat or Packeteer. Blue Coat assumes no obligation and does not intend to update these forward-looking statements except as required by applicable law.

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